                                                                    EXHIBIT 99.4

                                                  EFFECTIVE DATE: [CLOSING DATE]

                               CISCO SYSTEMS, INC.
                        STOCK OPTION ASSUMPTION AGREEMENT


Dear [IPCell Optionee]:

As you know, on October 30, 2000 (the "Closing Date") Cisco Systems, Inc. ("Cisco") acquired IPCell Technologies, Inc. ("IPCell") (the "Merger"). In the Merger, each share of IPCell common stock was exchanged for 0.286237 of a share of Cisco common stock (the "Exchange Ratio"). On the Closing Date you held one or more outstanding options to purchase shares of IPCell common stock granted to you under the 1999 Stock Option Plan (the "Plan") and documented with a Stock Option Agreement(s) and/or Notice(s) of Grant of Stock Option (collectively, the "Option Agreement") issued to you under the Plan (the "IPCell Options"). In accordance with the Merger, on the Closing Date Cisco assumed all obligations of IPCell under the IPCell Options. This Agreement evidences the assumption of the IPCell Options, including the necessary adjustments to the IPCell Options required by the Merger.

Your IPCell Options immediately before and after the Merger are as follows:

               IPCELL STOCK OPTIONS                         CISCO ASSUMED OPTIONS
  --------------------------------------------      --------------------------------------
                                                   # of Shares of
  # Shares of IPCell     IPCell Exercise Price          Cisco         Cisco Exercise Price
     Common Stock              Per Share            Common Stock           Per Share
  ------------------     ---------------------      ------------      --------------------




The post-Merger adjustments are based on the Exchange Ratio and are intended to:
(i) assure that the total spread of each assumed IPCell Option (i.e., the difference between the aggregate fair market value and the aggregate exercise price) does not exceed the total spread that existed immediately prior to the Merger; (ii) to preserve, on a per share basis, the ratio of exercise price to fair market value that existed immediately prior to the Merger; and (iii) to the extent applicable and allowable by law, to retain incentive stock option ("ISO") status under the Federal tax laws.

Unless the context otherwise requires, any references in the Plan and the Option Agreement (i) to the "Company" or the "Corporation" means Cisco, (ii) to "Stock," "Common Stock" or "Shares" means shares of Cisco Stock, (iii) to the "Board of Directors" or the "Board" means the Board of Directors of Cisco and
(iv) to the "Committee" means the Compensation Committee of the Cisco Board of Directors. All references in the Option Agreement and the Plan relating to your status as an employee of IPCell will now refer to your status as an employee of Cisco or any present or future Cisco subsidiary. To the extent the Option Agreement allowed you to deliver shares of IPCell common stock as payment for the exercise price, shares of Cisco common stock may be delivered in payment of the adjusted exercise price, and the period for which such shares were held as IPCell Stock prior to the Merger will be taken into account.

The grant date, vesting commencement date, vesting schedule and the expiration date of your assumed IPCell Options remain the same as set forth in your Option Agreement, but the number of shares subject to each vesting installment has been adjusted to reflect the Exchange Ratio. All other provisions which govern either the exercise or the termination of the assumed IPCell Option remain the same as explicitly set forth in your Option Agreement, and the provisions of the Option



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                                                  EFFECTIVE DATE: [CLOSING DATE]


Agreement (except as expressly modified by this Agreement and the Merger) will govern and control your rights under this Agreement to purchase shares of Cisco Stock. However, to the extent an item is not explicitly provided for in you option documents, Cisco policies will apply. For example, vesting of options will be suspended during all leaves of absence in accordance with Cisco policy, unless your option documents explicitly provide otherwise. Upon your termination of employment with Cisco you will have the limited time period specified in your Option Agreement to exercise your assumed IPCell Option to the extent vested and outstanding at the time, generally a 30 day period, after which time your IPCell Options will expire and NOT be exercisable for Cisco Stock.

To exercise your assumed IPCell Option, you must deliver to Cisco (i) a written notice of exercise for the number of shares of Cisco Stock you want to purchase,
(ii) the adjusted exercise price, and (iii) all applicable taxes. The exercise notice and payment should be delivered to Cisco at the following address:

                             Cisco Systems, Inc.
                             170 West Tasman Drive
                             SJ-11-3
                             San Jose, CA 95134
                             Attention: Stock Administration

Nothing in this Agreement or your Option Agreement interferes in any way with your rights and Cisco's rights, which rights are expressly reserved, to terminate your employment at any time for any reason. Any future options, if any, you may receive from Cisco will be governed by the terms of the Cisco stock option plan, and such terms may be different from the terms of your assumed IPCell Options, including, but not limited to, the time period in which you have to exercise vested options after your termination of employment.

Please sign and date this Agreement and return it promptly to the address listed above. Until your fully executed Agreement is received by Cisco's Stock Administration Department your Cisco account will not be activated. If you have any questions regarding this Agreement or your assumed IPCell Options, please contact Kathy Zwern at 408-526-8045.

                                            CISCO SYSTEMS, INC.

                                            By:

                                               Larry R. Carter
                                               Corporate Secretary

                                 ACKNOWLEDGMENT

                The undersigned acknowledges receipt of the foregoing Stock Option Assumption Agreement and understands that all rights and liabilities with respect to each of his or her IPCell Options hereby assumed by Cisco are as set forth in the Option Agreement, the Plan, and such Stock Option Assumption Agreement.

DATED:                   , 2000
       ------------------                  -------------------------------------
                                                   (EMPLOYEE), OPTIONEE